

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2018

Marshall Barber
Executive Vice President and Chief Financial Officer
Six Flags Entertainment Corp
924 Avenue J East
Grand Prairie TX 75050

Re: Six Flags Entertainment Corp
Form 10-K for Fiscal Year Ended December 31, 2017
File No. 001-13703

Dear Mr. Barber:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure